May 1, 2019

Mingming Su
Chief Strategy Officer
DouYu International Holdings Limited
Building F4, Optical Valley Software Park
Guanshan Avenue,
Donghu Development Area, Wuhan, 430073
The People's Republic of China

       Re: DouYu International Holdings Limited
           Registration Statement on Form F-1
           Filed April 22, 2019
           File No. 333-230976

Dear Mr. Su:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary
Recent Developments, page 4

1. For additional context regarding user engagement, please disclose the average daily time spent by each active user for the first quarter of 2019 and the prior comparative period.
       Refer to comment 1 of our letter dated March 28, 2019.
 Mingming Su
DouYu International Holdings Limited
May 1, 2019
Page 2
Risk Factors
Risks Related to Our Business and Industry
Certain existing shareholders have substantial influence over our company . . ..,, page 39

2. Your revised disclosure on page 174 indicates that your Third Amended and Restated
       Memorandum and Articles of Association will provide Messrs. Shaojie Chen and
       Wenming Zhang with the right to appoint up to four directors and Tencent's wholly-
       owned subsidiary Nectarine with the right to appoint up to two directors "as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of this offering." Please highlight these rights in this risk factor. Also, provide disclosure regarding these rights, or a cross-reference to such disclosure, in the
       Related Party Transactions section of the prospectus. Refer to Item 7.B of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Barbara C. Jacobs, Assistant Director, at
(202) 551-
3735 with any other questions.



                                                            Sincerely,

FirstName LastNameMingming Su                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameDouYu International Holdings Limited
                                                            and Services
May 1, 2019 Page 2
cc:       Li He, Esq.
FirstName LastName